Exhibit 4.11

Supplementary Agreement to the Amended and Restated Exclusive Technical Support Service Agreement

Party A: Beijing Dangdang Kewen E-commerce Co., Ltd. (hereinafter “Party A”)

Party B: Beijing Dangdang Information Technology Co., Ltd. (hereinafter “Party B”)

(Party A and Party B are hereinafter referred to collectively as the “Parties”, and each as a “Party.”)

With respect to the Amended and Restated Exclusive Technical Support Service Agreement entered into by and between the Parties as of July 23, 2010 (the “Original Agreement”), upon mutual consultation, the Parties hereby agree as follows in Beijing, PRC on December 30, 2012:

1.	Article 2.4 of the Original Agreement is hereby modified as:

“2.4 The Services provided by Party B hereunder shall be of an exclusive nature. During the valid term hereof, without Party B’s prior written consent, Party A shall not enter into any agreement with any other third party as to engage such third party to provide to Party A services identical or similar to the Services provided by Party B. Party B may, at its sole discretion, elect and decide to assign and transfer its rights and obligations agreed herein to any third party by issuing a thirty (30) days’ prior written notice to Party A.”

2.	Article 10.2 is hereby added to the Original Agreement:

“10.2 During the term specified in above Article 10.1, generally speaking, Party A may not make early termination of this Agreement unless Party B commits gross negligence, fraud or other illegal action, or goes bankrupt. Notwithstanding the foregoing, Party B shall have the right to terminate this Agreement at its sole discretion by issuing a thirty (30) days’ prior written notice to Party A.”

3.	Article 10.3 is hereby added to the Original Agreement:

“10.3 During the term specified in above Article 10.1, Party B may amend the terms and conditions of this Agreement, including the Services and Service Fee, at its sole option and discretion from time to time.”

4.	Article 11.1 of the Original Agreement is hereby modified as:

“11.1 Any notices, requests, demands and other correspondences made as required by or in accordance with this Agreement shall be made in writing and delivered to the relevant Party. This Agreement shall be irrevocable. If and when Party B proposes any amendments hereto, this Agreement may be amended accordingly without subject to Party A’s consent.”

5.	The other provisions of the Original Agreement shall remain unchanged. This Agreement shall be executed in three (3) counterparts, each Party holding one (1) original.

[Execution Page]

IN WITNESS WHEREOF, the Parties or their respective authorized representative have caused this Agreement to be executed as of the date and in the place first above written.

Party A: Beijing Dangdang Kewen E-commerce Co., Ltd.

Authorized representative	(signature):	/s/ Peggy Yu Yu
(stamp):

Party B: Beijing Dangdang Information Technology Co., Ltd.

Authorized representative	(signature):	/s/ Guoqing Li
(stamp):

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